Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited, Hong Kong Securities Clearing Company Limited and the New York Stock Exchange take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offeror and the Company nor is it a solicitation of any vote or approval in any jurisdiction. This joint announcement also does not constitute any solicitation or recommendation under rules and regulations of the SEC.

This joint announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

The transactions contemplated by the Scheme Document referred to in this joint announcement have not been approved, disapproved or otherwise recommended by the SEC or by any U.S. State Securities Commission, nor has the SEC or any U.S. State Securities Commission passed upon the merits or fairness of the transactions or upon the adequacy of the information contained in the Scheme Document referred to in this joint announcement. Any representation to the contrary is a criminal offence.

Bo Yu Limited	OneConnect Financial Technology Co., Ltd. 壹賬通金融科技有限公司
(Incorporated in the British Virgin Islands with limited liability)	(Incorporated in the Cayman Islands with limited liability) (Stock Code: 6638) (NYSE Stock Ticker: OCFT)

JOINT ANNOUNCEMENT

IN RELATION TO

(1) PROPOSAL FOR THE PRIVATISATION OF ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. BY WAY OF A SCHEME OF ARRANGEMENT (UNDER SECTION 86 OF THE COMPANIES ACT)

AND

(2) PROPOSED WITHDRAWAL OF LISTING OF ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

AND

(3) DESPATCH OF SCHEME DOCUMENT

Financial Adviser to the Offeror

Morgan Stanley Asia Limited

Independent Financial Adviser to the Independent Board Committee

Gram Capital Limited

Reference is made to (1) the announcement dated May 15, 2025 jointly issued by the Offeror and the Company in relation to, among other things, the Proposal and the Scheme, (2) the announcement dated July 9, 2025 in relation to the satisfaction of pre-condition of the Proposal, and (3) the scheme document dated September 23, 2025 in relation to the Proposal and the Scheme (the “Scheme Document”). Capitalized terms used herein shall have the same meanings as defined in the Scheme Document unless the context requires otherwise.

DESPATCH OF THE SCHEME DOCUMENT

The Scheme Document together with the notices of the Court Meeting and the Extraordinary General Meeting of the Company to be held on Tuesday, October 28, 2025 and the relevant proxy forms have been despatched to the Shareholders on Tuesday, September 23, 2025.

The Scheme Document contains, among other things: (i) further details of the Proposal and the Scheme; (ii) the expected timetable in relation to the Proposal and the Scheme; (iii) an explanatory memorandum as required under the Companies Act and the rules of the Grand Court; (iv) information regarding the Company; (v) recommendations from the Independent Board Committee with respect to the Proposal and the Scheme, and the letter of advice from the Independent Financial Adviser; and (vi) a notice of the Court Meeting and a notice of the Extraordinary General Meeting.

RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip has been established by the Board to advise the Disinterested Holders in connection with the Proposal and in particular as to whether the Proposal and the Scheme are, or are not, fair and reasonable and as to whether such Disinterested Holders should vote for or against the Scheme and related matters.

Gram Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee in connection with the Proposal and the Scheme. Such appointment has been approved by the Independent Board Committee.

Shareholders are urged to read and consider carefully the recommendations of the Independent Board Committee and the advice of the Independent Financial Adviser in relation to the Proposal and the Scheme as set out in the letters from the Independent Board Committee and the Independent Financial Adviser as contained in the Scheme Document before taking any action as to voting at the Court Meeting and the Extraordinary General Meeting.

COURT MEETING AND EXTRAORDINARY GENERAL MEETING

The Court Meeting and the Extraordinary General Meeting are scheduled to be held at 2:30 p.m. (Hong Kong time) and 3:00 p.m. (Hong Kong time) (or immediately after the conclusion or adjournment of the Court Meeting), respectively, on Tuesday, October 28, 2025 at Oasis Room, 8/ F, Renaissance Hong Kong Harbour View Hotel, 1 Harbour Road, Wan Chai, Hong Kong.

In accordance with the directions of the Grand Court, the Court Meeting will be held for the purpose of considering and, if thought fit, passing a resolution to approve the Scheme (with or without modifications).

The Extraordinary General Meeting will be held immediately following the Court Meeting for the purpose of considering and, if thought fit, passing, among other things, (i) approve and give effect to the reduction of the share capital of the Company as a result of the cancellation and extinguishment of the Scheme Shares (including Scheme Shares underlying the ADSs); and (ii) contemporaneously therewith restore the issued share capital of the Company to the amount prior to the cancellation of the Scheme Shares by applying the reserve created as a result of the aforesaid cancellation of the Scheme Shares to pay up in full at par such number of new Shares as is equal to the number of Scheme Shares cancelled as a result of the Scheme, credited as fully paid, for issuance to the Offeror.

Notices of the Court Meeting and the Extraordinary General Meeting are contained in the Scheme Document.

An announcement will be made by the Company and the Offeror in relation to the results of the Court Meeting and the Extraordinary General Meeting no later than 7:00 p.m. on Tuesday, October 28, 2025 (Hong Kong time).

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Thursday, October 9, 2025 (Hong Kong time), as the record date (the “Share Record Date”) for the purpose of determining the entitlements of the Disinterested Holders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Extraordinary General Meeting. Disinterested Holders of the Shares (as of the Share Record Date) are entitled to attend and vote at the Court Meeting and the Shareholders (as of the Share Record Date) are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Thursday, October 9, 2025 (Hong Kong time); and with respect to Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 5:00 p.m. on Thursday, October 9, 2025 (Cayman Islands time) (due to the time difference between Cayman Islands and Hong Kong).

Holders of record of American depositary shares (the “ADSs”) as of the close of business on Thursday, October 9, 2025 (New York time) (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs (the “Depositary”). Please be aware that, because of the time difference between Hong Kong and New York, any ADS holders that cancel their ADSs in exchange for ordinary shares on Thursday, October 9, 2025 (New York time) will no longer be ADS holders with respect to such canceled ADSs as of the ADS Record Date and will not be able to instruct the Depositary as to how to vote the ordinary shares represented by such canceled ADSs as described above; such ADS holders will also not be holders of the ordinary shares represented by such canceled ADSs as of the Share Record Date for the purpose of determining the eligibility to attend and vote at the Court Meeting and the Extraordinary General Meeting.

SUPPLEMENTAL INFORMATION IN RESPECT OF THE NUMBER OF ADSs OF THE COMPANY

As a result of cancellation of 64,000 ADSs on June 9, 2025 (New York time), the number of ADSs decreased from 8,990,078 as at the date of the Announcement to 8,926,078 as at the Latest Practicable Date. The total number of Shares in issue of the Company remains the same as 1,169,980,653 Shares and was not changed as a result of the cancellation.

CONDITIONS OF THE PROPOSAL AND THE SCHEME

Shareholders, ADS Holders and potential investors should be aware that the implementation of the Proposal and the Scheme is conditional upon the fulfillment or waiver, as applicable, of the Conditions as described in the section headed “3. Conditions of the Proposal and the Scheme” in “Part X — Explanatory Memorandum” of the Scheme Document. All the Conditions will have to be fulfilled or waived, as applicable, on or before the Long Stop Date, failing which the Effective Date will not occur and the Proposal and the Scheme will lapse. Further announcement(s) on any changes regarding the timetable of the Scheme will be made as and when necessary. If the Conditions are satisfied or validly waived (as applicable), the Proposal and the Scheme will be binding on the Company and all Scheme Shareholders (including all ADS Holders), irrespective of whether or not they attended or voted at the Court Meeting or the Extraordinary General Meeting.

EXPECTED TIMETABLE

Hong Kong Time

(unless otherwise stated)

Date of despatch of the Scheme Document	Tuesday, September 23, 2025

Latest time to cancel the ADSs and withdraw the underlying Shares to vote directly at the Court Meeting and the Extraordinary General Meeting (Note 1 and Note 5)	prior to 5:00 p.m. on Wednesday, October 1, 2025 (New York Time)

Latest time for lodging transfers of Shares in order to become entitled to vote at the Court Meeting and the Extraordinary General Meeting	4:30 p.m. on Thursday, October 9, 2025

Meeting Record Date	Thursday, October 9, 2025

ADS Voting Instruction Deadline – Latest time for receipt by the Depositary of completed ADS Voting Instruction Cards from registered ADS Holders (Note 2 and Note 5)	9:00 a.m. on Tuesday, October 21, 2025 (New York Time)

Latest time for lodging forms of proxy in respect of (Note 3)

•	Court Meeting (pink forms)	2:30 p.m. on Sunday, October 26, 2025

•	Extraordinary General Meeting (white forms)	3:00 p.m. on Sunday, October 26, 2025

Court Meeting (Note 4)	2:30 p.m. on Tuesday, October 28, 2025

Extraordinary General Meeting (Note 4)	3:00 p.m. on Tuesday, October 28, 2025 (or immediately after the conclusion or adjournment of the Court Meeting)

Announcement of results of the Court Meeting and the Extraordinary General Meeting	not later than 7:00 p.m. on Tuesday, October 28, 2025

Expected last day for trading in the Shares on the Stock Exchange	Thursday, October 30, 2025

Expected halt of trading in the ADS on the NYSE (Note 5)	9:30 a.m. on Thursday, October 30, 2025 (New York Time)

Latest time to deposit the Shares to create ADSs and to surrender the ADSs for withdrawal of the underlying Shares (Note 5)	prior to 5:00 p.m. on Thursday, October 30, 2025 (New York Time)

Court Hearing (Note 5)	9:30 a.m. on Friday, November 14, 2025 (Cayman Islands Time)

Announcement of the results of the Court Hearing and to confirm the capital reduction, the expected Effective Date and the expected date of withdrawal of listing of Shares on the Stock Exchange	no later than 8:30 a.m. on Monday, November 17, 2025

Latest time for lodging transfers of Shares in order to qualify for entitlements under the Scheme	4:30 p.m. on Monday, November 17, 2025

Register of members of the Company closed for determining entitlements under the Scheme	from Tuesday, November 18, 2025 onwards

Record date for entitlement of Cancellation Price under the Scheme	Tuesday, November 18, 2025

Effective Date (Note 5 and Note 6)	Wednesday, November 19, 2025 (Cayman Islands Time)

Announcement of the Effective Date and the expected date of withdrawal of the listing of the Shares on the Stock Exchange	no later than 8:30 a.m. on Thursday, November 20, 2025

Expected withdrawal of the listing of Shares on the Stock Exchange becomes effective (Note 7)	4:00 p.m. on Friday, November 21, 2025

Expected permanent suspension of trading in the ADSs on the NYSE (Note 5 and Note 8)	Friday, November 21, 2025 (New York Time)

Termination of the Deposit Agreement	Friday, November 21, 2025 (New York Time)

Latest time to despatch cheques for cash payment (or to make payment by wire transfer) under the Scheme (Note 9)	on or before Friday, November 28, 2025

Expected delisting of the ADSs from the NYSE (Note 5 and Note 8)	Monday, December 1, 2025 (New York Time)

Expected deregistration of the Shares and the ADSs under the Exchange Act (Note 5)	Monday, December 1, 2025 (New York Time)

ADS payment date (Note 5 and Note 10)	on or around Monday, December 8, 2025 (New York Time)

Shareholders and ADS Holders should note that the dates and times specified in the above timetable are subject to change. Further announcement(s) will be made in the event that there is any change to the above timetable.

Notes:

(1)	ADS Holders who wish to become a Shareholder of record by surrendering their ADSs to the Depositary for the purpose of withdrawal of the Shares represented by their ADSs should contact the Depositary by phone at +1 302 552 0230 or by fax at +1 302 691 6783.

(2)	Registered ADS Holders should return ADS Voting Instruction Cards to the ADS Depositary in accordance with the instructions on the Voting Instruction Card as soon as possible and in any event no later than the ADS Voting Instruction Deadline, which is 9:00 a.m. on Tuesday, October 21, 2025 (New York time).

(3)	Forms of proxy should be lodged with the office of the Share Registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event no later than the times and date(s) stated above. In order to be valid, the pink form of proxy for the Court Meeting and the white form of proxy for the Extraordinary General Meeting must be lodged no later than the latest times and date(s) stated above. Save for HKSCC Nominees and the Depositary, who may vote both FOR and AGAINST the Scheme, each Disinterested Holder is only entitled to submit one proxy form for the Court Meeting. If more than one proxy form for the Court Meeting is submitted by a Disinterested Holder and the voting instructions require the proxies to vote both FOR and AGAINST the Scheme, the proxy forms will not be accepted. If more than one proxy form for the Court Meeting is submitted by a Disinterested Holder and the voting instructions require the proxies to vote either FOR or AGAINST the Scheme, but not both FOR and AGAINST the Scheme, the Chairman shall have absolute discretion as to whether or not to accept those proxy forms. Completion and return of a form of proxy for the Court Meeting or the Extraordinary General Meeting will not preclude a Disinterested Holder and a Shareholder, respectively, from attending the relevant meeting and voting in person. In such event, the returned form of proxy will be deemed to have been revoked. If the pink form of proxy is not so lodged, it may also be handed to the Chairman of the Court Meeting at the Court Meeting who shall have absolute discretion as to whether or not to accept it.

(4)	The Court Meeting and the Extraordinary General Meeting will be held at Oasis Room, 8/F, Renaissance Hong Kong Harbour View Hotel, which is at 1 Harbour Road, Wan Chai, Hong Kong at the times and date specified above. Please see the notice of Court Meeting set out in Appendix V to the Scheme Document and the notice of Extraordinary General Meeting set out in Appendix VI to the Scheme Document for details.

(5)	All references in the Scheme Document to times and dates are references to Hong Kong times and dates, except as otherwise specified and other than references to (i) the latest time to cancel ADSs and withdraw the underlying Shares to vote directly at the Court Meeting and the Extraordinary General Meeting, the ADS Voting Instruction Deadline, the time of the expected halt of trading in the ADSs on the NYSE, the latest time to deposit the Shares to create ADSs and to surrender the ADSs and withdraw the underlying Shares, the date of the expected permanent suspension of trading in the ADSs on the NYSE, the date of the expected delisting of the ADSs from the NYSE, the date of the expected deregistration of the Shares and ADSs under the Exchange Act, and the ADS payment date, all of which are New York time; and (ii) the expected date of the Court Hearing, which is the relevant date in the Cayman Islands. For reference only, (i) New York time is 12 hours behind Hong Kong time where the timetable indicates any date before November 2, 2025 and 13 hours behind Hong Kong time where the timetable indicates any date after November 2, 2025, and (ii) Cayman Islands time is 13 hours behind Hong Kong time, in each case as at the date of the Scheme Document.

(6)	The Scheme shall become effective upon all the Conditions set out in the paragraph headed “3. Conditions of the Proposal and the Scheme” in “Part X — Explanatory Memorandum” of the Scheme Document having been fulfilled or (to the extent permitted) waived (as the case may be).

(7)	If the Proposal becomes unconditional and the Scheme becomes effective, it is expected that the listing of the Shares on the Stock Exchange will be withdrawn at or before 4:00 p.m. on Friday, November 21, 2025.

(8)	If the Proposal becomes unconditional and the Scheme becomes effective, it is expected that trading in the ADSs on the NYSE will be permanently suspended on Friday, November 21, 2025 (New York time), being the first trading day after the expected Effective Date, and that the listing of the ADSs on the NYSE will be terminated on or around Monday, December 1, 2025 (New York time).

(9)	Cash payment under the Scheme will be made to registered Shareholders or the Depositary by ordinary post of cheques or by wire transfer, where applicable, within seven (7) Business Days from the Effective Date.

(10)	The proceeds in U.S. dollars received by the Depositary (as the holder of the Shares underlying the ADSs including, where applicable, through its custodian) upon cancellation of the Scheme Shares underlying the ADSs will be distributed to the ADS Holders after the receipt and conversion thereof. In addition to any other fees, charges and expenses owing pursuant to the terms of the Deposit Agreement, ADS Holders will be required to pay the Depositary a cancellation fee of US$0.05 per ADS cancelled in connection with the cancellation of their ADSs and distribution of the proceeds received by the Depositary, which amounts will be deducted from any distribution of proceeds.

WARNINGS

Shareholders, ADS Holders and potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the Conditions being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. Shareholders and ADS Holders and potential investors should therefore exercise caution when dealing in the securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

By order of the board of directors of	By order of the Board
Bo Yu Limited Ms. Yanmei Dong	OneConnect Financial Technology Co., Ltd. Mr. Chen Dangyang
Director	Chairman of the Board and Chief Executive Officer

Hong Kong, September 23, 2025

As at the date of this joint announcement, the directors of the Offeror are Ms. Song Gao and Ms. Yanmei Dong.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the executive directors of Ping An Group are Mr. Ma Mingzhe, Mr. Xie Yonglin, Mr. Michael Guo, Ms. Fu Xin and Ms. Cai Fangfang; the non-executive directors of Ping An Group are Mr. Soopakij Chearavanont, Mr. Yang Xiaoping, Mr. He Jianfeng and Ms. Cai Xun; the independent non-executive directors of Ping An Group are Mr. Ng Sing Yip, Mr. Chu Yiyun, Mr. Liu Hong, Mr. Ng Kong Ping Albert, Mr. Jin Li and Mr. Wang Guangqian.

The directors of Ping An Group jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Fu Xin, Mr. Dou Wenwei and Ms. Wang Wenjun as the non-executive directors and Dr. Zhang Yaolin, Mr. Pu Tianruo, Mr. Chow Wing Kin Anthony and Mr. Ip Koon Wing Ernest as the independent non-executive directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Offeror and Ping An Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Offeror and of Ping An Group in their respective capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

Where the English and the Chinese texts conflict, the English text prevails.